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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                  American Axle & Manufacturing Holdings, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   024061 10 3
    -----------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                December 31, 2002
    -----------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                          --------------------------
CUSIP NO. 024061 10 3                 13G                    PAGE 2 OF 15 PAGES
----------------------------                          --------------------------

--------- ----------------------------------------------------------------------
1. Name of Reporting Person: Blackstone Capital Partners II Merchant Banking Fund L.P.
          I.R.S. Identification Nos. of above persons (entities only):

--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                         (b) [X]


--------- ----------------------------------------------------------------------
3.        SEC Use Only


--------- ----------------------------------------------------------------------
4.        Citizenship or Place of Organization:  Delaware


--------------------------- ------ ---------------------------------------------
                            5.     Sole Voting Power:  10,034,190


          NUMBER OF         ------ ---------------------------------------------
           SHARES           6.     Shared Voting Power:  0
        BENEFICIALLY
          OWNED BY
            EACH            ------ ---------------------------------------------
         REPORTING          7.     Sole Dispositive Power:  10,034,190
        PERSON WITH

                            ------ ---------------------------------------------
                            8.     Shared Dispositive Power:  0


--------------------------- ------ ---------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person:
          10,034,190

--------- ----------------------------------------------------------------------
10.       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------- ----------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  18.7%


--------- ----------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  PN


--------- ----------------------------------------------------------------------

----------------------------                          --------------------------
CUSIP NO. 024061 10 3                 13G                    PAGE 3 OF 15 PAGES
----------------------------                          --------------------------

--------- ----------------------------------------------------------------------
1.        Name of Reporting Person: Blackstone Offshore Capital Partners II L.P.
          I.R.S. Identification Nos. of above persons (entities only):

--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                         (b) [X]

--------- ----------------------------------------------------------------------
3.        SEC Use Only


--------- ----------------------------------------------------------------------
4.        Citizenship or Place of Organization:  Cayman Islands


--------------------------- ------ ---------------------------------------------
                            5.     Sole Voting Power:  2,978,265


          NUMBER OF         ------ ---------------------------------------------
           SHARES           6.     Shared Voting Power:  0
        BENEFICIALLY
          OWNED BY
            EACH            ------ ---------------------------------------------
         REPORTING          7.     Sole Dispositive Power:  2,978,265
        PERSON WITH

                            ------ ---------------------------------------------
                            8.     Shared Dispositive Power:  0


--------- ----------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,978,265

--------- ----------------------------------------------------------------------
10.       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                                [ ]

--------- ----------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  5.5%


--------- ----------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  PN


--------- ----------------------------------------------------------------------

----------------------------                          --------------------------
CUSIP NO. 024061 10 3                 13G                    PAGE 4 OF 15 PAGES
----------------------------                          --------------------------

--------- ----------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone Management Associates II L.L.C.
          I.R.S. Identification Nos. of above persons (entities only):
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                         (b) [X]

--------- ----------------------------------------------------------------------
3.        SEC Use Only


--------- ----------------------------------------------------------------------
4.        Citizenship or Place of Organization:  Delaware


--------------------------- ------ ---------------------------------------------
                            5.     Sole Voting Power:  14,010,192


          NUMBER OF         ------ ---------------------------------------------
           SHARES           6.     Shared Voting Power:  0
        BENEFICIALLY
          OWNED BY
            EACH            ------ ---------------------------------------------
         REPORTING          7.     Sole Dispositive Power:  14,010,192
        PERSON WITH

                            ------ ---------------------------------------------
                            8.     Shared Dispositive Power:  0


--------- ----------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person:
          14,010,192


--------- ----------------------------------------------------------------------
10.       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                                 [ ]


--------- ----------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  26.1%


--------- ----------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  OO


--------- ----------------------------------------------------------------------

----------------------------                          --------------------------
CUSIP NO. 704549 10 4                 13G                    PAGE 5 OF 15 PAGES
----------------------------                          --------------------------


--------- ----------------------------------------------------------------------
1.        Name of Reporting Person:  Peter G. Peterson
          I.R.S. Identification Nos. of above persons (entities only):


--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [X]


--------- ----------------------------------------------------------------------
3.        SEC Use Only


--------- ----------------------------------------------------------------------
4.        Citizenship or Place of Organization:  United States


--------------------------- ------ ---------------------------------------------
                            5.     Sole Voting Power:  14,010,992


          NUMBER OF         ------ ---------------------------------------------
           SHARES           6.     Shared Voting Power:  0
        BENEFICIALLY
          OWNED BY
            EACH            ------ ---------------------------------------------
         REPORTING          7.     Sole Dispositive Power:  14,010,992
        PERSON WITH

                            ------ ---------------------------------------------
                            8.     Shared Dispositive Power:


--------- ----------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person:
          14,010,992

--------- ----------------------------------------------------------------------
10.       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------- ----------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  26.1%


--------- ----------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  IN


--------- ----------------------------------------------------------------------

----------------------------                          --------------------------
CUSIP NO. 704549 10 4                 13G                    PAGE 6 OF 15 PAGES
----------------------------                          --------------------------


--------- ----------------------------------------------------------------------
1.        Name of Reporting Person:  Stephen A. Schwarzman
          I.R.S. Identification Nos. of above persons (entities only):


--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                         (b) [X]


--------- ----------------------------------------------------------------------
3.        SEC Use Only


--------- ----------------------------------------------------------------------
4.        Citizenship or Place of Organization:  United States


--------------------------- ------ ---------------------------------------------
                            5.     Sole Voting Power:  14,010,992


          NUMBER OF         ------ ---------------------------------------------
           SHARES           6.     Shared Voting Power:  0
        BENEFICIALLY
          OWNED BY
            EACH            ------ ---------------------------------------------
         REPORTING          7.     Sole Dispositive Power:  14,010,992
        PERSON WITH

                            ------ ---------------------------------------------
                            8.     Shared Dispositive Power:  0


--------- ----------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person:
          14,010,992

--------- ----------------------------------------------------------------------
10.       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------- ----------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  26.1%


--------- ----------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  IN


--------- ----------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  American Axle & Manufacturing Holdings, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1840 Holbrook Avenue, Detroit, Michigan 48212

ITEM 2(a).        NAME OF PERSON FILING:

                  Blackstone Capital Partners II Merchant Banking Fund L.P. Blackstone Offshore Capital Partners II L.P.
                  Blackstone Management Associates II L.L.C.
                  Peter G. Peterson
                  Stephen A. Schwarzman

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Blackstone Management Associates II L.L.C.
                  345 Park Avenue, New York, New York 10154

ITEM 2(c).        CITIZENSHIP:

                  Blackstone Capital Partners II Merchant Banking Fund L.P. -
                    Delaware
                  Blackstone Offshore Capital Partners II L.P. - Cayman Islands Blackstone Management Associates II L.L.C. - Delaware
                  Peter G. Peterson - United States
                  Stephen A. Schwarzman - United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(e).        CUSIP NUMBER:

                  024061 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)       [ ]      Broker or dealer registered under Section 15 of the
                           Exchange Act.

        (b)       [ ]      Bank as defined in section 3(a)(6) of the Exchange
                           Act.

        (c)       [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act.

        (d)       [ ]      Investment company registered under Section 8 of the
                           Investment Company Act.

        (e)       [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

        (f)       [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)       [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

        (h)       [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

        (i)       [ ]      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)       [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J);


ITEM 4. OWNERSHIP.

        (a)       Amount beneficially owned:

        Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership ("BCP II") is the record holder of 10,034,190 shares of the identified class of securities and Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership ("BOCP II") is the record holder of 2,978,265 shares of the identified class of securities.

        Blackstone Family Investment Partnership II L.P., a Delaware limited partnership ("BFIP II") is the record holder of 998,537 shares of the identified class of securities.

        As the sole general partner of each of BCP II and BFIP II and the sole investment general partner of BOCP II, Blackstone Management Associates II L.L.C., a Delaware limited liability company ("BMA II") may be deemed to be the beneficial owner of 14,010,992 shares of the identified securities.

        Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA II (the "Founding Members") and have the shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of the identified class of securities that may be deemed to be beneficially owned by BMA II. As a result, the Founding Members may be deemed to beneficially own the shares of the identified class of securities that BMA II may be deemed to beneficially own, but they disclaim any such beneficial ownership except to the extent of their individual pecuniary interest in such securities.

        (b)       Percent of class:

        See Item 11 of each cover page, which is based on Item 5 of each cover page. See Item 4(a).

        (c)       Number of shares as to which the person has:

        (i)       Sole power to vote or to direct the vote:

                  See Item 5 of each cover page.

        (ii)      Shared power to vote or to direct the vote:

                  See Item 6 of each cover page.

        (iii)     Sole power to dispose or to direct the disposition of:

                  See Item 7 of each cover page.

        (iv)      Shared power to dispose or to direct the disposition of:

                  See Item 8 of each cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        See Item 4(a) above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        BMA II is the sole general partner of BCP II and BFIP II and the sole investment general partner of BOCP II and therefore may be deemed to be the beneficial owner of the securities held by such limited partnerships. However, BMA II disclaims that it is a beneficial owner of such securities, except to the extent of its pecuniary interest in such securities. BCP II, BFIP II and BOCP II may be deemed to be a group in relation to their respective investments in American Axle & Manufacturing Holdings, Inc.

        The Founding Members may be deemed to be a group in relation to their shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the securities held, through BMA II, by BCP II, BFIP II and BOCP II.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BLACKSTONE CAPITAL PARTNERS II
                                      MERCHANT BANKING FUND L.P.

                                    By: Blackstone Management Associates II
                                        L.L.C., general partner

                                        By: /s/ Robert L. Friedman
                                            -------------------------------
                                                Name: Robert L. Friedman
                                                Title: Member

                                    Dated:  February 14, 2003

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      BLACKSTONE OFFSHORE CAPITAL
                                         PARTNERS II L.P.

                                      By: Blackstone Management Associates II
                                          L.L.C., investment general partner

                                           By: /s/ Robert L. Friedman
                                               --------------------------------
                                                   Name: Robert L. Friedman
                                                   Title: Member

                                      Dated:  February 14, 2003

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  BLACKSTONE MANAGEMENT ASSOCIATES II
                                     L.L.C.

                                     By: /s/ Robert L. Friedman
                                         -------------------------------
                                             Name: Robert L. Friedman
                                             Title: Member

                                  Dated:  February 14, 2003

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Peter G. Peterson
                                              -----------------------------
                                              PETER G. PETERSON



                                              Dated:  February 14, 2003

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           /s/ Stephen A. Schwarzman
                                           -------------------------------
                                           STEPHEN A. SCHWARZMAN



                                           Dated:  February 14, 2003